UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 10-SB/12g
________________________

General Form for Registration of Securities of Small Business Issuers Under Section 12(g) of the Securities Exchange Act of 1934

VERACITY MANAGEMENT GLOBAL, INC.
(Exact Name of Registrant As Specified In Its Charter)

Delaware	43-1889792
(State of Incorporation)	(I.R.S. Employer Identification No.)

2655 LeJeune Road, Suite 311, Coral Gables, FL	33134
(Address of Principal Executive Offices)	(ZIP Code)

Registrant's Telephone Number, Including Area Code: (305) 728-1359

Securities to be Registered Under Section 12(b) of The Act: None
(Title of Class)

Securities to be Registered Under Section 12(g) of The Act: Common Stock, $0.001
(Title of Class)

PART III
ITEM 1.	INDEX TO EXHIBITS	55

PART I

ITEM 1. DESCRIPTION OF BUSINESS Back to Table of Contents

Some of the statements contained in this registration statement on Form 10-SB/12g of Veracity Management Global, Inc. discuss future expectations, contain projections of our plan of operation or financial condition or state other forward-looking information. In this registration statement, forward-looking statements are generally identified by the words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results or plans to differ materially from those expressed or implied. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. Important factors that may cause actual results to differ from projections include, for example:

-	the success or failure of management's efforts to implement the Company's business objectives;
-	the ability of the Company to raise sufficient capital to meet operating expenses;
-	the ability of the Company to compete with other companies that have a similar business objective;
-	the effect of changing economic conditions impacting our business;
-	the ability of the Company to meet the other risks as may be described in future filings with the SEC.

Background of the Registrant

The Registrant was incorporated in the State of Delaware on April 7, 2000 hereinafter the "Company", the "Registrant" or "VMGG") under the name Intertech Corporation and is publicly traded on the pink sheets under the symbol VMGG. On July 28, 2001, the Registrant acquired Wholesale Merchandisers, Inc. through a share exchange agreement and Wholesale Merchandisers, Inc. became a wholly-owned subsidiary of the Registrant. Wholesale Merchandisers' primary asset was a technology called "Load Toter technology", which is a vehicle balancing bar that automatically balances as weight is applied to a vehicle. The Registrant's wholly-owned subsidiary ceased operations in May 2002. In connection with discontinuing its former business operations the Registrant changed its name from Intertech Corporation to Kirshner International Inc.

Acquisition of Veracity Management Global Inc.and Secured Financial Data Inc.

On July 1, 2006, the Registrant entered into share exchange agreements with Secured Financial Data Inc. ("SFD"), a Florida corporation and Veracity Management Group ("VMG"), a Florida corporation, which resulted in SFD and VMG becoming wholly-owned subsidiaries of the Registrant. The Registrant issued 1,390,481,005 restricted shares of common stock to the shareholders of SFD and 258,080,733 restricted shares of common stock to the shareholder of VMG in exchange of 100% of the issued and outstanding shares of SFD and VMG. In connection with these acquisitions in September 2006, the Registrant changed its name to Veracity Management Global, Inc and issued 874,935,218 shares for management and consulting services valued at their fair value of $1,345,904.

Our Business Consulting Operations

The Registrant is a consulting and professional services company specialized in technology transformation, business continuity and disaster recovery planning processes and procedures. The Registrant assists corporations and organizations with the design, development and implementation of compliance procedures and solutions to facilitate compliance with federal laws and regulations and rules of governmental agencies. Sarbanes Oxley (SOX), Gramm-Leach Bliley Act (GLBA), and Health Insurance Portability and Accountability Act (HIPAA) for the medical and hospital community are specific areas for which we provide processes and procedures to assist our clients. Our consulting services encompasses all necessary resources to meet our clients needs, including installation and design of the technology and the support and maintenance of their infrastructure.

Sarbanes-Oxley Compliance Consulting Services

We provide consulting services to publicly traded companies, working with our clients in the United States to help them meet their regulatory and governance requirements.

In order to help our public company clients to fulfill Sarbanes-Oxley 404 requirements, we utilize our expertise in documenting critical business processes, identifying key controls, and implementing remediation plans. In consultation with internal and external auditors, we endeavor to assure our clients that open issues are properly identified and accounted for and that all mitigating controls are tested and documented.

We assist our clients in standardizing their general computer based control processes through the implementation of appropriate monitoring mechanisms into everyday IT activities. We utilize industry recognized best practices, such as COBIT, COSO, ITIL, PMI and Balanced Scoreboard. Our use of these best practices helps assure our clients' compliance with applicable protocols and procedures. In addition, we help our clients establish an effective sustained compliance program through the automation of controls and documentation repository. Applying our expertise, we have professionally completed Sarbanes-Oxley projects for customers in diverse industries. Having worked with many accounting firms responsible for SOX audits, we provide tailored methodologies in order to satisfy each client's specific criteria including financial services institutions, healthcare providers and entities engaged in manufacturing and distribution.

Our regulatory compliance services focus on primary areas, including project management, infrastructure implementation and documentation and testing support. We customize the scope of our services based on our clients' needs.

Project management and infrastructure implementation: We define scope, provide project activity tracking and reporting for our clients. Our processes identify and escalate engagement issues and coordinate resources, ensuring optimal participation by staff and external resources, when appropriate. In addition, we are able to implement all processes and  infrastructure required for formal project office deployment and subsequent training of our clients' staffs.

Documentation and testing support: We assist business stream teams to ensure consistent deliverables and identify and recommend process improvements as they present themselves.

Our SOX Compliance Process

At the beginning of each compliance project, we meet with our client to define primary goals and objectives as well as additional opportunities that may present additional benefit for compliance. Based on our findings, we create a phased plan for implementing a compliance and process improvement program in collaboration with all key members in our clients' organizations.

We meet with our clients' independent auditors at several points throughout the process to ensure their acceptance of the evaluation criteria and documentation necessary for certification of management’s assertions regarding their internal controls. We guide our clients through the entire implementation process, including remediation of deficient IT controls.

Beyond the primary goal of compliance, there are many opportunities for enhancing an IT environment. We will provide suggestions on how to design a control structure to achieve the optimal segregation of duties within your IT organization. We provide suggestions on how to design a control structure to achieve the optimal segregation of duties within our client's IT organization. We also review client's workflow and assist in identifying improvement opportunities to improve and increase efficiency and promote cost savings.

Our SOX Three-Phased Approach

Executing a client's project in phases enables us to define clear milestones and checkpoints for consistent and effective progress. The following is a general outline for achieving compliance and process improvement:

Phase 1 – Planning and scoping

- Confirm objectives, scope, success criteria and team members;
- Execute pilot – full documentation and testing for one business stream; and
- Confirm pilot results with auditor and finalize plans to move forward.

Phase 2 – Process documentation, evaluation and improvement

- Document all current processes, procedures and control points;
- Identify potential process improvements and implement where appropriate; and
- Identify control test plans and metrics and establish monitoring procedure.

Phase 3 – Control testing and remediation

- Execute tests of control points, document test results and identify inconsistencies with expected results; and
- Refine processes or controls to achieve compliance and update process documentation accordingly.

Many of our clients have achieved initial compliance with SOX requirements and are now faced with ongoing regulatory compliance requirements. These demands may arise from new or changing laws or regulations as well as annual review of new business practices implemented to satisfy business demands. We provide our clients with ongoing support, including implementation of process changes, system upgrades and/or replacements.

Quarterly testing: We define the scope of testing with our client's external auditors and implement and execute quarterly tests, including any required process remediation.

Process improvement: We work with our clients to make process and procedure improvements to improve efficiency and effectiveness.

Business Continuity Planning and Disaster Recovery Process

As part of our SOX Compliance Services we provide our clients with regulatory solutions such as business continuity planning and disaster recovery processes. Current regulations have multi-faceted requirements and our comprehensive approach begins with an initial risk and impact assessment continuing with the deployment of remotely monitored and secured redundant support environments. Our services include collocation services and/or outsourcing services for a client's computer server and network equipment. We have established business relationships with Collocation Data Centers located both in and outside of the United States.

Our comprehensive assessment process covers all aspects of insuring the survivability of our clients' businesses. The following is an overview of our comprehensive continuity and recovery solutions:

- Which business units, operations and processes are absolutely essential to the survival of the organization;
- How quickly essential business units or processes have to be back in operation before the impacts become catastrophic;
- Which recovery alternatives are the most plausible for meeting the recovery windows;
- Which resources are needed to resume operations at a survival level for the essential parts of the business; and
- Which elements have to be pre-positioned to meet recovery windows.

As organizations change their business as a result of mergers and growth, their requirements also change. We offer collocation services for our clients computer and network infrastructure. The process side of our solution is a critical part of our business continuity and disaster recovery services. The data center space is rented or sub-leased by our clients from us for the purpose of housing each client's computer servers and network equipment.

Recovery Testing: After the incorporation of each client’s equipment into the data center for collocation, we offer each client recovery testing in support of client audit processes. In this capacity we provide the following consulting services:

- Validate that awareness and communication plans are in place, understood and workable;
- Validate that infrastructure is in place to recover by performing mock events;
- Validate that key processes required; and
- Validate that logistics are in place to relocate/provide systems access to employees

We provide SOX Compliance Services that are true alternatives and compliments to a client's in-house resources, offering a high level of practical and hands-on experience, combined with quality of service and confidence.

Gramm-Leach-Bliley Act Compliance Consulting Services

The Financial Modernization Act of 1999, also known as the "Gramm-Leach-Bliley Act" or "GLB Act", includes provisions to protect consumers’ personal financial information held by financial institutions. There are three principal parts to the privacy requirements: the Financial Privacy Rule; Safeguards Rule; and Pretexting provisions.

The GLB Act gives authority to eight federal agencies and the states to administer and enforce the Financial Privacy Rule and the Safeguards Rule. These two regulations apply to "financial institutions," which include not only banks, securities firms, and insurance companies, but also companies providing many other types of financial products and services to consumers. Among these services are lending, brokering or servicing any type of consumer loan, transferring or safeguarding money, preparing individual tax returns, providing financial advice or credit counseling, providing residential real estate settlement services, collecting consumer debts and an array of other activities. Such non-traditional "financial institutions" are regulated by the Federal Trade Commission ("FTC"). The FTC is one of eight federal agencies that, along with the states, are responsible for developing a consistent regulatory framework to administer and enforce the Financial Privacy Rule.

The Financial Privacy Rule governs the collection and disclosure of customers' personal financial information by financial institutions. It also applies to companies, whether or not they are financial institutions, who receive such information. The Financial Privacy Rule requires financial institutions to give their customers privacy notices that explain the financial institution’s information collection and sharing practices. In turn, customers have the right to limit some sharing of their information. Also, financial institutions and other companies that receive personal financial information from a financial institution may be limited in their ability to use that information.

The Safeguards Rule requires all financial institutions to design, implement and maintain safeguards to protect customer information and to develop a written information security plan that describes how the financial institution is prepared for, and plans to continue to protect clients’ nonpublic personal information. The Safeguards Rule also applies to information of those persons who are no longer consumers of the financial institution. A Safeguards Rule plan must include:

- Denoting at least one employee to manage the safeguards;
- Constructing a thorough risk management on each department handling the nonpublic information;
- Develop, monitor, and test a program to secure the information; and
- Change the safeguards as needed with the changes in how information is collected, stored, and used.

The Pretexting provisions of the GLB Act protect consumers from individuals and companies that obtain their personal financial information under false pretenses, a practice known as "pretexting." Pretexting occurs when someone tries to gain access to personal nonpublic information without proper authority to do so. This may entail requesting private information while impersonating the account holder, by phone, by mail, by email, or even by "phishing" (i.e., using a "phony" website or email to collect data). The GLB Act has provisions that require the financial institution to take all precautions necessary to protect and defend the consumer and associated nonpublic information.

Financial Institutions

The GLB Act applies to "financial institutions" which is defined as entities that offer financial products or services to individuals, such as loans, financial or investment advice, or insurance, among others. The FTC has authority to enforce the law with respect to "financial institutions" that are not covered by the federal banking agencies, the Securities and Exchange Commission, the Commodity Futures Trading Commission, and state insurance authorities. Among the institutions that fall under FTC jurisdiction for purposes of the GLB Act are non-bank mortgage lenders, loan brokers, some financial or investment advisers, tax preparers, providers of real estate settlement services, and debt collectors. At the same time, the FTC's regulation applies only to companies that are "significantly engaged" in such financial activities.

The law requires that financial institutions protect information collected about individuals; it does not apply to information collected in business or commercial activities.

GLB Act Compliance Services

Identifying and assessing threats to customer information and evaluating the effectiveness of a financial institution’s safeguards is a complex task that requires in-depth knowledge of security technology and practices, as well as continual identification of ever-changing security threats and requirements. Our management utilizes its expertise to conduct comprehensive assessment of our financial institution client’s controls and procedures to safeguard the institution’s customers privacy information. We work with our financial institution client’s GLB Act compliance personnel in connection with the design, development, installation and implementation of a customized security program that cost-effectively addresses key gaps in security.

Our services include thorough assessment of any vulnerability in our client’s existing network security plans, policies, operations, usage, performance, and physical security. We assess immediate security concerns to identify any gaps between the current infrastructure and identified requirements for GLB Act compliance as well as overall system security and ability of the financial institution to maintain security compliance based upon projected growth. Such services include preparing a comprehensive security policy plan for our clients; optimizing our client’s network performance and reliability and recommending products and services; providing for protection and monitoring of network solutions; and creating disaster-recovery and business-continuity plans to ensure continued security of privacy information to satisfy GLB Act requirements.

We recognize that our financial institution clients confront both internal and external risks. These risks include, but are not limited to:

- Unauthorized access of their customers’ privacy information by someone other than the owner of the covered data and information;
- Compromised system security as a result of system access by an unauthorized person;
- Interception of data during transmission;
- Loss of data integrity;
- Physical loss of data in a disaster;
- Errors introduced into the system;
- Corruption of data or systems;
- Unauthorized access of covered data and information by employees;
- Unauthorized requests for covered data and information;
- Unauthorized access through hardcopy files or reports; and
- Unauthorized transfer of covered data and information through third parties.

To comply with the GLB Act, we advise our financial institution clients on their plans and procedures to detect, prevent, and respond to network attacks, intrusions, and other system failures. As part of our disaster recovery and business continuity services under the GLB Act, we provide our clients with collocation facilities and capacity to house our clients' backup computer servers and network equipment on a fully-secure basis. This enables our financial institution clients to maintain their customers' privacy information during periods of disaster recovery ensuring business continuity with immediate access at all times to the privacy information of their customers, which privacy information is safeguarded in compliance with the GLB Act.

Our Business Strategy

Our business objective is to become a leading provider in the market of providing business continuity and disaster recovery planning processes and procedures. To pursue our objective, we are focusing on the following initiatives:

Build our business by:

- obtaining sufficient financing to grow our business;
- developing a strong brand and reputation for business consulting services; and
- attracting and retaining clients that are leaders in their respective fields.

Generate and subsequently diversify our revenue by:

- establishing our services as the leading solution for business continuity and disaster recovery planning processes and procedures;
- increase the size and effectiveness of our marketing and sales methods;
- expand our customer base; and
- identifying industry leading products for which we can be a vendor and representative at a regional and/or national level. This model is similar to that of any dealer including product representation, sales and continual support and upgrade throughout the client's ownership and use of such products.

Leverage our client relationships by:

- developing new client relationships through referrals;
- developing additional services for existing and potential clients; and
- entering into joint ventures for particular markets that may develop for our services.

Dependence on Major Customers

The Registrant has one client that accounted for 64.6% of its revenues during its fiscal year ended June 30, 2006 and accounted for 56.7% of its revenues for the six-month period ended December 31, 2006.

Materials and Suppliers

To fulfill our contractual obligation, we often rely on third party equipment manufacturers and subcontractors to complete our projects. We are not substantially dependent on any individual third party to support our projects; however, we are subject to possible cost escalations based on inflation and other market price fluctuations.

We purchase equipment directly from manufacturers or third party resellers. If a manufacturer is unable to deliver the materials according to the negotiated terms, we may be required to purchase the materials from another source at a higher price. We may keep certain items in stock at our facilities. We obtain more specialized equipment from suppliers when required for a contract or project, which could adversely affect our business.

Patents, Trademarks And Licenses and Other Intellectual Property

At present, we have no patents, trademarks, licenses and other intellectual properties.

Competition

The markets in which we operate and provide our compliance services are highly competitive and, for the most part, require highly skilled and experienced personnel. A large number of regional, national and international consulting companies are competing in the markets we serve, and certain of these competitors have greater financial and other resources. Further, we are a recent entrant into the market for compliance services, and certain competitors possess substantially greater experience, market knowledge and customer relationships.

In pursuing contracts and projects, we experience significant competition in the markets we operate in. We believe that we have earned an excellent reputation. We compete based on our reputation and business relationships developed over the years.

Corporate America and the general public are aware of their vulnerability to natural and man-made disasters. This is an emerging market and we have entered this market early. We are in the compliance market where there are many competitors. We expect to gain a strong hold in this market.

Employees

At January 31, 2007, we had 6 full-time employees and none of these employees were represented by labor unions. We also employ part-time personnel from time to time on a contract or project-specific basis. We believe current relationships with our employees are satisfactory. We are not aware of any circumstances that are likely to result in a work stoppage at any of our projects.

Environmental Laws and Regulations

We are subject to environmental laws and regulations, including those concerning emissions into the air, discharges into waterways, generation, storage, handling, treatment and disposal of hazardous materials and wastes and health and safety.

The environmental, health and safety laws and regulations to which we are subject are frequently changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We believe we are in substantial compliance with all applicable environmental, health and safety laws and regulations. To date, our costs with respect to environmental compliance have not been material, and we have not incurred any material environmental liability. However, we cannot assure you that we will not incur material environmental costs or liabilities in the future. For more information on the impact of environment regulation upon our businesses, see "Risk Factors" below.

RISK FACTORS

You should carefully consider the risks described below before making an investment in our common stock. All of these risks may impair our business operations. If any of the following risks actually occurs our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment

Risk Factors Related to Our Business

We may experience adverse impacts on our results of operations as a result of adopting new accounting standards or interpretations
Our implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect our operating results or cause unanticipated fluctuations in our operating results in future periods. For example, we are required by the Sarbanes-Oxley Act of 2002 to file annual reports and quarterly reports disclosing the effectiveness of our internal controls and procedures. Although we believe our internal controls are operating effectively, and we have committed internal resources to ensure compliance, we cannot guarantee that we will not have any material weaknesses as reported by our auditors and such determination could materially adversely affect our business or significantly increase our costs in order to establish effective controls and procedures.

Competition
While we believe that we are competitive and have an established presence in the market we operate in, we may face significant competition in our efforts to market and sell our compliance services. Further, we could face competition from our customers, if they determine to perform and implement their own compliance infrastructure. Many of our customers are well-established and possess far greater financial, technical, human and other resources than does the Company.

We will compete against many companies in fragmented, highly competitive markets and we have fewer resources than some of those companies. Our business competes principally on the basis of the following factors: service quality, service fees and specifications; customized design and technical qualifications of compliance procedure and infrastructure; and reputation, technical expertise and reliable service. Competitive pressures, including those described above, and other factors could cause us additional difficulties in acquiring and maintaining customers or could result in decreases in the fees we are able to charge, either of which could have a material adverse effect on our financial position and results of operations. From time to time, the intensity of competition results in fee reductions in a particular areas or region. Such price discounting puts pressure on margins and can negatively impact our ability to generate an operating profit.

We rely on equipment manufactured by third parties and price fluctuations can have a material and adverse affect on the cost structure of our business
We are exposed to fluctuations in market prices for various equipment in providing our compliance services, such as computer network equipment products. The rising price of components can have an impact on the cost of our services. At this time, we are unable to predict the potential impact of future increases in such costs on the fees of our services, or our ability, if any, to increase our fees for our services to cover such costs. We have not established arrangements to protect us against such price increases, where possible, to limit near-term exposure to fluctuations in those prices.

Our business is subject to regulations; failure to comply could result in substantial penalties
We are regulated by various national and local laws. Compliance with these laws could have a material impact on our capital expenditures, earnings, or competitive position. Our failure or inability to comply with the applicable laws and regulations could result in monetary or other penalties, resulting in unanticipated expenditures or restrictions on our ability to operate.

A disruption or termination of our collocation relationships could have a material adverse effect on our operations
Disruption or termination of our collocation relationships could have a material adverse effect on our operations. We believe that alternative sources could be obtained, if necessary, but the inability in a timely manner to obtain alternative relationships, if and as required in the future, could result in reductions of revenues which in turn could have an adverse effect on our operating results and customer relationships.

Actual results could differ from the estimates and assumptions that we use to prepare our financial statements
To prepare financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities. Areas requiring significant estimates by our management include:

- contract costs and profits and revenue recognition;
- provisions for uncollectible receivables and recoveries of costs from subcontractors, vendors and others;
- provisions for income taxes and related valuation allowances;
- accruals for estimated liabilities;
- timing of the introduction of new products and services and market acceptance of the same

We are subject to the risks associated with being a government contractor
We are a provider of compliance services to governmental agencies, including municipal agencies. We are therefore exposed to risks associated with government contracting, including reductions in government spending, canceled or delayed appropriations specific to our contracts or projects, heightened competition and modified or terminated contracts. Legislatures typically appropriate funds for a given program on a year-by-year basis, even though contract performance may take more than one year and are not always guaranteed. As a result, at the beginning of a contract or project, the related contract or project may be only partially funded, and additional funding is normally committed only as appropriations are made in each subsequent year. These appropriations, and the timing of payment of appropriated amounts, may be influenced by, among other things, the state of the economy, competing priorities, curtailments in the use of government contracting firms, budget constraints, the timing and amount of tax receipts and the overall level of government expenditures.

Our failure to attract and retain qualified personnel, including our key officers, could have an adverse effect on us
Our ability to attract and retain qualified engineers, and other professional personnel in accordance with our needs is an important factor in determining our future success. The market for these professionals is competitive, and there can be no assurance that we will be successful in our efforts to attract and retain needed professionals. In addition, our ability to be successful depends in part on our ability to attract and retain skilled laborers. Demand for these workers can be high at times and the supply can be extremely limited at times. Our success is also highly dependent upon the continued services of our management and the loss of any member of our management team could materially adversely effect us.

We may need additional capital to fund our negative cash flow from operations through debt or equity
Based upon our present available cash of $124,202, loans from stockholders of $200,000 and a $100,000 line of credit from a financial institution, secured by a $100,000 certificate of deposit of Michael Rideman, our CEO, President and Chairman, if we find that the market for our compliance services develop more slowly than we anticipate, we may require additional funding through debt and/or equity financing in order to fund our increasing costs of operations and the costs. We believe that beginning in 2007 we will generate positive cash flow from operations and expect to also fund our operations during 2007 with the anticipated positive cash flow from operations, as well as funding provided by or arranged for us by third parties. If unexpected expenses or increases in costs arise, there can be no assurance that we will be able to raise additional capital in a timely manner as and if needed. As additional funds are required it may be expected that we sell additional securities or seek increased credit lines or new debt financing, but there can be no assurance that such financing will be at terms satisfactory to us.

Potential risks associated with rapid regulatory changes
Rapid regulatory changes could adversely affect our business. The market for our compliance services in particular is characterized by rapid changes in regulatory environments. Evolving regulatory standards and changing compliance needs gives rise to a very competitive marketplace for compliance services. If we are unable to meet or stay ahead of new regulatory requirements and to changes in regulatory standards, our business could be adversely affected.

Changes in regulatory requirements influence the demand for our services. To grow and remain competitive, we need to anticipate changes in regulatory standards. We need to continue to introduce new and enhanced compliance products on a timely basis. We may not achieve these goals and some of our service products may become obsolete. Stricter governmental regulations also may affect acceptance of new compliance products. We may not be able to enforce our rights under trademarks or patents against third parties.

Dependent upon our ability to manage our growth.
We anticipate continued growth in the future, based upon sales growth achieved in 2006 and new contracts to be completed throughout 2007, especially if our marketing efforts for compliance services is successful. In such event we will require effective management, more personnel and increased financial and other resources. This growth, if achieved, could place significant strains on our financial, managerial and other resources. Failure to effectively manage growth could have a materially adverse effect on our business and results of operations.

Dependence upon one major customer
We are dependent on one major customer, a financial institution, that has accounted for 64.6% of our revenues during its fiscal year ended June 30, 2006 and for 56.7% of our revenues for the six-month period ended December 31, 2006. While we believe that the percentage of revenues from our one major customer will continue to decline if our revenues continue to increase, there can be no assurance that our revenues will continue to increase, nor can there be any assurance that we will not continue to be dependent upon our major customer. In the event that our major customer should cease or significantly reduce its use of our services, our business and financial condition could be materially adversely effected.

Risk Factors Related to Our Common Stock

Market prices of our equity securities can fluctuate significantly
The market price of our shares of Common Stock may change significantly in response to various factors and events beyond our control, including the following:
- the risk factors described in registration statement of Form 10-SB;
- changing demand for our products and services;
- our results from operations;
- general conditions in markets we operate in;
- general conditions in the securities markets;
- issuance of a significant number of shares, whether pursuant to this offering on behalf of the selling shareholder, for compensation under employee stock options, conversion of debt, acquisitions, additional financing or otherwise.

There is only a limited trading market for our common stock
Our Common Stock is subject to quotation on the Pinksheets. There has only been limited trading activity in our Common Stock. There can be no assurance that a more active trading market will commence in our securities as a result of increasing operations. Further, in the event that an active trading market commences, there can be no assurance as to the level of any market price of our shares of Common Stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

State blue sky registration; potential limitations on resale of our securities
The class of Common Stock registered under the Exchange Act, other than the shares of Common Stock registered for the benefit of the selling shareholder, have not been registered for resale under the Act or the "blue sky" laws of any state. Other than the selling shareholder, the holders of such shares and persons who desire to purchase them in any trading market that may exist in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the possibility that the secondary market for the Company's securities may be a limited one.

It is the intention of the management to seek coverage and publication of information regarding the Company in an accepted publication which permits a manual exemption. This manual exemption permits a security to be distributed in a particular state without being registered if the Company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (i) the names of issuers, officers, and directors, (ii) an issuer's balance sheet, and (iii) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities.

Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they "recognize securities manuals" but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

Dividends unlikely on our common stock
We do not expect to pay cash dividends on our common stock for the foreseeable future. The payment of dividends, if any, will be contingent upon our future revenues and earnings, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of our board of directors. It is our intention to retain all earnings for use in the business operations and, accordingly, we do not anticipate that we will declare any dividends on our common stock in the foreseeable future.

Possible issuance of additional securities
Our Articles of Incorporation authorize the issuance of 3,500,000,000 shares of common stock, par value $0.001 and 5,000,000 shares of preferred stock, par value $0.001. At January 31, 2007, we had 2,679,557,929 shares of common stock issued and none of our preferred stock issued.

In addition, we may issue additional shares of common stock in connection with any future acquisitions of operating businesses or assets, to raise additional funding or under employee incentive or option plans. To the extent that additional shares of common stock are issued, our shareholders would experience dilution of their respective ownership interests in the Company. The issuance of additional shares of common stock may adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

Compliance with penny stock rules
Our securities will initially be considered a "penny stock" as defined in the Exchange Act and the rules thereunder, since the price of our shares of Common Stock is less than $5. Unless our Common Stock is otherwise excluded from the definition of "penny stock," the penny stock rules apply with respect to that particular security. The penny stock rules require a broker-dealer prior to a transaction in penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that the broker-dealer, not otherwise exempt from such rules, must make a special written determination that the penny stock is suitable for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as the Common Stock is subject to the penny stock rules, it may become more difficult to sell such securities. Such requirements, if applicable, could additionally limit the level of trading activity for our Common Stock and could make it more difficult for investors to sell our Common Stock.

Shares eligible for future sale
As of January 31, 2007, we had 2,679,557,929 shares of Common Stock issued and outstanding, of which 2,673,203,489 shares are "restricted" as that term is defined under the Securities Act, and in the future may be sold in compliance with Rule 144 under the Securities Act. Rule 144 generally provides that a person holding restricted securities for a period of one year may sell every three months in brokerage transactions and/or market-maker transactions an amount equal to the greater of one (1%) percent of (a) the Company's issued and outstanding Common Stock or (b) the average weekly trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has not been an affiliate of the Company during the three months preceding the sale and who has satisfied a two-year holding period. However, all of the current shareholders of the Company owning 5% or more of the issued and outstanding Common Stock are subject to Rule 144 limitations on selling.

Any investment in our shares of Common Stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus before you decide to invest in our Common Stock. Each of the following risks may materially and adversely affect our business objective, plan of operation and financial condition. These risks may cause the market price of our Common Stock to decline, which may cause you to lose all or a part of the money you invested in our Common Stock. We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business plan.

In addition to other information included in this registration statement, the following factors should be considered in evaluating the Company's business and future prospects.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATION Back to Table of Contents

The following discussion should be read in conjunction with our financial statements and the related notes appearing elsewhere in this registration statement. The following discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to those discussed below and elsewhere in this registration statement, particularly in the section entitled "Risk Factors".

General

The Registrant acquired its operating subsidiaries VMG and SFD on July 1, 2006. Prior to the acquisition of its operating subsidiaries, the Registrant was a non-operating company. As a result, the financial statement of the Registrant for 2006 and 2005 are not comparable.

Results of Operations For the Three and Six Months Ended December 31, 2006 Compared to Three and Six Months Ended December 31, 2005

The following is derived from, and should be read in conjunction with, our unaudited consolidated financial statements, and related notes, as of and for the three and six months ended December 31, 2006 and 2005.

Revenues. We generated revenues to $380,364 for the three months ended December 31, 2006. For the six-month period ended December 31, 2006, we had revenues of $652,257.

Cost of Sales. Cost of sales for the three-month period ended December 31, 2006 was $125,717 and $263,488 for the six months ended December 31, 2006.

Selling and Administrative. Selling and administrative expenses were $303,100 and $2,077,577 for the three and six months ended December 31, 2006.

Total Expenses. We had total expenses of $303,757 and $2,078,675 for the three and six months ended December 31, 2006, respectively.

Other Income (Expense). Other income (expenses) were $7,825 and $25,970 for the three and six month periods ended December 31, 2006, respectively.

Net Loss. We incurred a net loss of $56,827 and $1,660,039 for the three and six-month periods ended December 31, 2006.

Liquidity and Capital Resources

At December 31, 2006, we had current assets of $289,807 consisting of mainly of cash and accounts receivable. At December 31, 2006, we had total assets of $298,144. We had total current liabilities at December 31, 2006 of $409,146. Our current liabilities principally include $123,308 in accounts payable and $175,873 of convertible notes payable to stockholders. Our accumulated deficit at December 31, 2006 was $3,490,173.

We had negative working capital of $119,339 at December 31, 2006. Net cash used in operations during the six-month period ended December 31, 2006 was $277,548. Our negative cash flow from operations was mainly due to our net loss of $1,660,039, an increase in accounts receivable of $127,871, principally offset by a non-cash charge of $1,345,904 for stock issued for services, amortization charges of $16,798, and a decrease in accounts payable and deferred revenues.

We had no investing activities during the six-month period ended December 31. 2006.

The Company's financing activities consist mainly of the issuance of debt and equity instruments. During the six-month period ended December 31, 2006, the Company's financing activities provided $354,000. The Company raised $75,000 during the six-month period ended December 31, 2006 through the issuance of notes and received repayments on outstanding notes totaling $40,000.

We believe that with funding provided under our bank line-of-credit and funding available from our management, that we will have adequate funding to execute our planned expansion of our sales and marketing efforts. We believe that we have sufficient cash to implement our business plan. In addition, if all of the warrants the Company granted are exercised, our plan is to use additional net proceeds from such exercise for our working capital.

There are no limitations in the Company's articles of incorporation on the Company's ability to borrow funds or raise funds through the issuance of restricted common stock. The Company's believes that it has the ability to borrow funds and/or raise capital through the sale of restricted stock. To the extent that additional debt financing is utilized, any borrowing will subject us to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest.

Off-Balance Sheet Arrangements

As of December 31, 2006 we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated under the Securities Act of 1934.

ITEM 3. DESCRIPTION OF PROPERTY Back to Table of Contents

The Registrant's corporate office is located at 2655 LeJeune Road, Suite 311, Coral Gables, FL 33134, which space is rented for $1,104 per month. The office facilities consist of approximately 1,300 square feet of executive office space and are leased by the Registrant from an unaffiliated third party. The Registrant believes that the office facilities are sufficient for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT Back to Table of Contents

The table below discloses any person (including any "group") who is known to the Registrant to be the beneficial owner of more than five (5%) percent of the Registrant's voting securities. As of January 31, 2006, the Registrant had 2,679,557,929 shares of common stock issued and outstanding. Beneficial ownership has been determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to the shares. Unless otherwise indicated, the persons named in the table below have sole voting and investment power with respect to the number of shares indicated as beneficially owned by them.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Michael Rideman, President, CEO and Co-Chairman 2655 LeJeune Road, Suite 311 Coral Gables, FL 33134	632,286,862 shares(1)	23.60%
Common Stock	Dr. Ronald L. Rideman, Vice President, Treasurer and Co-Chairman 2655 LeJeune Road, Suite 311 Coral Gables, FL 33134	632,286,862 shares(1)	23.60%
Common Stock	Alex Trujillo, Chief Operating Officer 2655 LeJeune Road, Suite 311 Coral Gables, FL 33134	258,080,733 shares	9.63%
Common Stock	Tony D' Auria 2655 LeJeune Road, Suite 311 Coral Gables, FL 33134	384,540,291 shares	14.35%
Common Stock	N. Richard Grassano, Chief Financial Officer 2655 LeJeune Road, Suite 311 Coral Gables, FL 33134	1,460,000 shares	0.00%
Common Stock	Marc L. Baker 12230 SW 2nd Street Plantation, FL 33325	255,499,927 shares	9.54%
Common Stock	Greg Paige 1450 South Dixie Highway Boca Raton, FL 33432	256,175,393 shares	9.56%
Common Stock	All officers and directors as a group (4 persons)	1,524,114,457 shares(1)	56.88%

(1) Includes 100,000 warrants issued to Michael Rideman and Dr. Ronald Rideman as part of their $200,000 loan to the Company. The warrants are exercisable by the Rideman's to purchase a total of 200,000 shares of the Company's common stock during the 4 year period from April 2006 through April 2010, at an exercise price of $1.00 per share.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Back to Table of Contents

At present, we have one officer and two directors. We may elect one or more additional directors and appoint additional officers in connection with our intent to pursue new business opportunities or entering into a business combination. Our directors are elected to serve until the next annual meeting of shareholders and until their respective successors will have been elected and will have qualified. The following table sets forth the name, age and position held with respect to our present directors and executive officers:

Name	Age	Positions
Michael Rideman	51	President, CEO and Co-Chairman
Ronald Rideman	52	Vice President, Treasurer and Co-Chairman
Alex Truijillo	44	Chief Operating Officer
N. Richard Grassano	52	Chief Financial Officer

The Company is not subject to the reporting requirements of the Exchange Act. As a result, officers, directors and five percent shareholders are not obligated to file reports under Section 16(a).

Mr. Michael Rideman, Co-Chairman and CEO: Mr. Rideman co-founded Secured Financial Data, Inc. with his brother, Dr. Ronald L. Rideman in 2005. Mr. Rideman has been involved in the sales and marketing of banking software products for core banking and outsourcing for over 3 years. He has also served as member of Rideman Investments LLC from 2005 to the present, which is primarily a real estate development company. Mr. Rideman was a founder and served as CEO, president and a director of iGames Entertainment (OTCBB: "IGME"), from inception until April 2002, following it becoming a public reporting company. Mr. Rideman has also owned and operated successful drug stores, the Rideman Family supermarket, medical and auto insurance offices.

Dr. Ronald L. Rideman, Vice President/Co-Chairman: Dr. Ronald L. Rideman co-founded Secured Financial Data, Inc. with his brother in 2005. From 2005 to the present, Dr. Rideman has been a managing member of the Rideman Investments LLC, an investment advisor. Dr. Rideman holds a bachelor's degree in pharmacy in 1978 and a doctorate degree in pharmacy in 1998. Dr. Rideman owned and operated several retail pharmacies from 1978 through 1990. Dr. Rideman has served as a field-based clinical scientist working in the pharmaceutical and biotechnology industries. Dr. Rideman is also president of RAR Development, a real estate development company with multiple communities under active development in western North Carolina, and is the managing partner of Rideman Neff Seskin, LLC, among other LLCs, all of which are engaged in the real estate investment business.

Mr. Alex Trujillo, Chief Operating Officer: Mr. Trujillo has over twenty-five years of IT experience, in capacities varying from technical, to managerial responsibilities, for both domestic and multi-national organizations. Mr. Trujillo is trained in Method One, Six Sigma and Balanced Score Card, an enterprise business methodology in both domestic and international markets. Mr. Trujillo has extensive experience in implementing complex projects utilizing technology with business driven strategies through the application of design, development and implementation of enterprise level programmed office.

Mr. N. Richard Grassano, CPA, Chief Financial Officer: Mr. Grassano has thirty years experience as a Certified Public Accountant and business consultant. During the past five years, Mr. Grassano has served as a business and financial consultant to private companies as well as serving as a CPA. He was a principal in multi-office accounting firms in both New Jersey and Florida and has extensive experience in all phases of auditing, accounting, taxation and finance, as well as in areas of SEC reporting and compliance.

ITEM 6. EXECUTIVE COMPENSATION Back to Table of Contents

The following table contains the executive compensation to the Registrant's executive officer for the periods set forth below.

Summary Compensation Table
					Long Term
		Annual Compensation			Compensation Awards

				Other	Restricted	Securities
				Annual	Stock	Underlying	All Other
		Salary	Bonus	Compensation	Award(s)	Options	Compensation
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)

Michael Rideman, CEO and Co-Chairman (1)	2006	-	-	-	-	-	-
Dr. Ronald L. Rideman, Vice President and Co-Chairman (2)	2006	-	-	-	-	-	-
Alex Trujillo, COO (3)	2006	200,000	-	-	-	-	-
N. Richard Grassano, CFO (4)	2006	46,000	-	-	-	-	-

(1) Mr. Michael Rideman became the Registrant's CEO and Co-Chairman on July 1, 2006
(2) Mr. Ronald L. Rideman became the Registrant's Vice President and Co-Chairman on July 1, 2006
(3) Mr. Alex Trujillo became the Registrant's COO in September 2006
(4) Mr. N. Richard Grassano became the Registrant's CFO on October 1, 2006.

The Company has no employment agreement with any of its officers and directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS Back to Table of Contents

During the last two years, to the knowledge of the Company, there was no person who had or has a direct or indirect material interest in any transaction or proposed transaction to which the Company was or is a party. Transactions in this context relate to any transaction which exceeds $60,000.

ITEM 8. DESCRIPTION OF SECURITIES Back to Table of Contents

The authorized capital stock of the Company consists of 3,505,000,000 shares. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of our certificate of incorporation and by-laws, copies of which are filed herewith.

Common Stock
Our Articles of Incorporation authorize the issuance of 3,500,000,000 shares of common stock, par value $0.001. Our certificate holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the board of directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

Dividends
Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of our board of directors. We intend to retain earnings, if any, for use in its business operations and accordingly, the board of directors does not anticipate declaring any dividends prior to a business combination transaction.

Undesignated Preferred Stock
Our Articles of Incorporation authorize the issuance of 5,000,000 shares of preferred stock, par value $0.001, and vest in the Company's board of directors the authority to establish series of unissued preferred shares by the designations, preferences, limitations and relative rights, including voting rights, of the preferred shares of any series so established to the same extent that such designations, preferences, limitations, and relative rights could have been fully stated in the Articles of Incorporation, and in order to establish a series, the board of directors shall adopt a resolution setting forth the designation of the series and fixing and determining the designations, preferences, limitations and relative rights, including voting rights, thereof or so much thereof as shall not be fixed and determined by the Articles of Incorporation.

The board of directors is authorized, without further action by our shareholders, to provide for the issuance of preferred shares and any preferred shares so issued would have priority over the common stock with respect to dividend or liquidation rights. Any issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred shares nor adopt any series, preferences or other classification of its preferred shares.

PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS Back to Table of Contents

(a) Market Information
Our common stock is subject to quotation on the pink sheets under the symbol "VMGG". There has been no trading activity for approximately the past two years. The following table shows the high and low bid prices for the Company's common stock during the last three fiscal years as reported by the National Quotation Bureau Incorporated. These prices reflect inter-dealer quotations without adjustments for retail markup, markdown or commission, and do not necessarily represent actual transactions.

	Fiscal 2007		Fiscal 2006		Fiscal 2005
	High	Low	High	Low	High	Low
First Quarter ended September 30,	$0.01	$0.00	$0.00	$0.00	$0.00	$0.00
Second Quarter ended December 31,	$0.05	$0.01	$0.02	$0.01	$0.00	$0.00
Third Quarter ended March 31,	$--	$--	$0.01	$0.01	$0.00	$0.00
Fourth Quarter ended June 30,	$--	$--	$0.02	$0.01	$0.00	$0.00

(b) Approximate Number of Holders of Common Stock
On January 31, 2007, there were approximately 137 shareholders of record of our common stock. The transfer agent of our Common Stock is Interwest Transfer Co., Inc., Salt Lake City, UT.

(c) Dividends
We currently do not pay cash dividends on our common stock and have no plans to reinstate a dividend on our common stock.

(d) Equity Compensation Plans
We have no equity compensation plans.

ITEM 2. LEGAL PROCEEDINGS Back to Table of Contents

The Registrant's officers and directors are not aware of any threatened or pending litigation to which the Registrant is a party or which any of its property is the subject and which would have any material, adverse effect on the Registrant.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE Back to Table of Contents

Not Applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES Back to Table of Contents

The following information is given with regard to unregistered securities sold by the Company during the past three years, including the dates and amounts of securities sold; the persons or class of persons to whom we sold the securities; the consideration received in connection with such sales and if the securities were issued or sold other than for cash, the description of the transaction and the type and amount of consideration received.

Date	Title	Shares Issued	Persons	Cash or Non Cash Consideration
5/18/05	Common	1,000,000	Joseph Guilano	Services valued at $50,000(1)
5/18/05	Common	1,000,000	Valuemetrics	Services valued at $50,000(1)
5/18/05	Common	580,000	W. Keith Webb	Services valued at $29,000(1)
5/18/05	Common	500,000	Blue Water Ventures	Services valued at $25,000(1)
5/19/05	Common	29,675,466	Greg Paige	Services valued at $1,069,428(1)
5/25/05	Common	100,000	Jeff Graves	Services valued at $9,840 from 8/04-12/04
5/25/05	Common	10,000	Teresa Fisher	Services valued at $600 from 8/04-10/04
5/25/05	Common	10,000	Rose Newton	Services valued at $1,337 from 3/05-6/05
5/25/05	Common	50,000	Robert Yurglich	Services valued at 10,460 from 3/04-1/05
5/25/05	Common	100,000	Neil Baritz	Services valued at 6,670 from 1/05-12/05
5/25/05	Common	400,000	Carol Wager	Services valued at $60,000(1)
5/25/05	Common	100,080	Alan Brown	Services valued at $8,990 from 1/04-12/04
5/25/05	Common	50,000	Joe Conti	Services valued at $4,495 from 1/04-12/04
5/25/05	Common	3,000,000	Yadio, Inc.	Services valued at $408,750 from 6/05-5/06
5/25/05	Common	185,000	Ira Ginsberg	Services valued at $28,453 from 10/04-10/05
5/25/05	Common	50,000	Tim Laudermilk	Services valued at $8,250 from 1/05-6/05
6/30/06	Common	182,500	Howard Shiller(2)	Services valued at $975(1)
6/30/06	Common	365,000	Eitan Guerrero(2)	Services valued at $1,950(1)
6/30/06	Common	730,000	Brenda Bibb(2)	Services valued at $3,900
6/30/06	Common	1,460,000	N. Richard Grassano(2)	Services valued at $7,800(1)
6/30/06	Common	730,000	John Slautterback(2)	Services valued at $3,900(1)
6/30/06	Common	1,460,000	Robert Kirby(2)	Services valued at $7,800(1)
6/30/06	Common	365,000	Steven Pisenti(2)	Services valued at $1,950(1)
6/30/06	Common	182,500	Russell English(2)	Services valued at $975(1)
6/30/06	Common	182,500	Jeffrey Houle(2)	Services valued at $975(1)
6/30/06	Common	1,460,000	Eric Cherry(2)	Services valued at $7,800(1)
6/30/06	Common	365,000	Kurt Kotray(2)	Services valued at $1,950(1)
6/30/06	Common	1,460,000	Ken Gottlieb(2)	Services valued at $7,800(1)
6/30/06	Common	2,920,000	Wayne Jackson(2)	Services valued at $15,600(1)
6/30/06	Common	182,500	Jim Williams(2)	Services valued at $975(1)
6/30/06	Common	365,000	David McClung(2)	Services valued at $1,950(1)
6/30/06	Common	365,000	George Morton(2)	Services valued at $1,950(1)
6/30/06	Common	365,000	Tony Silva(2)	Services valued at $1,950(1)
7/1/06	Common	258,080,733	Alex Trulio	Issued in VMG share exchange
7/1/06	Common	384,540,291	Tony D'Auria	Services valued at $38,454 (1)
7/1/06	Common	226,499,927	Greg Paige	Services valued at $22,650 (1)
7/1/06	Common	255,499,927	Marc Baker	Services valued at $25,500 (1)
7/1/06	Common	632,186,862	Michael Rideman	Issued in SFD share exchange
7/1/06	Common	632,186,862	Ronald L. Rideman	Issued in SFD share exchange
7/1/06	Common	730,000	Janet Moretta	Services valued at $109,500(3)
7/1/06	Common	730,000	Maylee Sanchez	Services valued at $109,500(3)
8/1/06	Common	1,825,000	Maikel Marrero	Services valued at $273,750(3)
8/1/06	Common	1,825,000	Catherine Skelly	Services valued at $273,750(3)
8/1/06	Common	1,825,000	Frank De la Renta	Services valued at $273,750(3)
8/1/06	Common	730,000	Adolph Restaini	Services valued at $109,500(3)
8/1/06	Common	730,000	Ivonne Oliver	Services valued at $109,500(3)
9/30/06	Common	3,650,000	Warren Zinn	Private unit sale at $146 per unit(4)
9/30/06	Common	1,460,000	Rick Gilmore	Private unit sale at $146 per unit(4)
9/30/06	Common	9,344,000	Donald Mars	Private unit sale at $146 per unit(4)
9/30/06	Common	2,920,000	Michael Plotkin	Private unit sale at $146 per unit(4)
9/30/06	Common	1,460,000	James Kirkpatrick	Private unit sale at $146 per unit(4)
9/30/06	Common	1,460,000	Ryan Gamble	Private unit sale at $146 per unit(4)
9/30/06	Common	1,460,00	Michael Alvarez	Private unit sale at $146 per unit(4)
9/30/06	Common	730,000	Fred Mayer	Private unit sale at $146 per unit(4)
9/30/06	Common	730,000	Deborah Bainte	Private unit sale at $146 per unit(4)
9/30/06	Common	1,460,000	Gladys Seskin	Private unit sale at $146 per unit(4)
9/30/06	Common	5,110,000	Larrie & Kim Seskin	Private unit sale at $146 per unit(4)
9/30/06	Common	1,460,000	Lana Friedman	Private unit sale at $146 per unit(4)
9/30/06	Common	2,920,000	Adam Farber	Private unit sale at $146 per unit(4)
9/30/06	Common	2,920,000	Coastal Woodwork	Private unit sale at $146 per unit(4)
9/30/06	Common	730,000	Kerith Rudnicki	Private unit sale at $146 per unit(4)
9/30/06	Common	730,000	David Snidgrass	Private unit sale at $146 per unit(4)
9/30/06	Common	730,000	Stewart Yoffee	Private unit sale at $146 per unit(4)
9/30/06	Common	2,920,000	Paul Cohen	Private unit sale at $146 per unit(4)
10/18/06	Common	1,460,000	Robert Basso	Private unit sale at $146 per unit(4)
12/8/06	Common	1,460,000	Rick Gilmore	Private unit sale at $146 per unit(4)
12/12/06	Common	1,460,000	Mark Yoffee	Private unit sale at $146 per unit(4)

(1) Based upon the closing bid price on the dates of issuance.
(2) Represents shares of the Company issued on July 1, 2006 in exchange for shares of Secured Financial Data issued on June 30, 2006 pursuant to the merger. The valuation is based upon the closing bid price of the shares on June 30, 2006.
(3) Vaulation based upon the closing bid price on the dates of issuance.
(4) During the period from July 1, 2006 through September 30, 2006, the Company pursuant to a private sale offered and sold units to sophisticated investors. The units consisted of  2 shares and 1 warrant at a price of $146 per unit. The warrants are exercisable to purchase on additional share at a price of $1.00 per share. Subsuquent to September 30, 2006, additional units were sold to three sophisticated investors including two persons who acquired units effective September 30, 2006.

The Company believes that the issuances and sale of the restricted shares were exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. The recipients in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate restrictive legends are affixed to the stock certificates issued in such transactions.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS Back to Table of Contents

The Company’s certificate of incorporation provide that the liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under Delaware law and provides for indemnification to the extent permitted by Delaware law.

The Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; payments of unlawful dividends or unlawful stock repurchases or redemptions, or any transaction from which the director derived an improper personal benefit.

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys’ fees incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, offices or controlling persons of the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

PART FINANCIAL STATEMENTS

ITEM 1. FINANCIAL STATEMENTS Back to Table of Contents

Consolidated Financial Statements for interim period ended December 31, 2006.

VERACITY MANAGEMENT GLOBAL, INC.
(Formerly Known as Secured Financial Data, Inc.)
Consolidated Balance Sheets Back to Table of Contents
(Unaudited)

	December 31, 2006	June 30, 2006
Assets
Current assets:
Cash	$124,202	$47,750
Accounts receivable	133,105	5,234
Prepaid expenses	$32,500	$-
Total current assets	289,807	52,984

Property and equipment
Net of depreciation of $1,880 and $783	8,337	9,434
Total assets	$298,144	$62,418
Liabilities and Stockholders' Deficit

Current Liabilities
Accounts payable and accrued expenses	$123,308	$55,027
Deferred revenue	92,000	-
Shareholder loan payable	17,965	-
Notes payable - stockholders, less debt discount of $24,127 and $40,250	175,873	149,075
Total current liabilities	$409,146	$204,102

Total liabilities	$409,146	$204,102

Stockholders' equity:
Preferred stock, $0.001par value,
Authorized 5,000,000 shares: 0 shares issued and outstanding	-	-
Common stock, $0.001 par value, authorized 3,500,000,000 shares:
2,635,776,422 and 18,642,845 shares issued and outstanding	2,635,776	1,390,481
Additional paid-in capital	743,395	197,508
Accumulated deficit	(3,490,173)	(1,729,673)
Total stockholders' deficit	(111,002)	(141,684)
Total liabilities and stockholders' equity	$298,144	$62,418

The accompanying notes to financial statements are integral part of these financial statements.

VERACITY MANAGEMENT GLOBAL, INC.
(Formerly Known as Secured Financial Date, Inc.)
Consolidated Statement of Operations Back to Table of Contents
(Unaudited)

		From		From
	Three Months	December 5, 2005	Six Months	December 5, 2005
	Ended	(Inception) to	Ended	(Inception) to
	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005

Revenues	$380,364	$-	$652,257	$-
Cost of sales
Cost of services	125,717	-	263,488	-
Gross profit	254,647	-	388,769	-

Expenses
Selling, general and administrative	303,100	23,047	2,077,577	23,047
Depreciation and amortization	549	-	1,098	-
Total expenses	303,757	23,047	2,078,675	23,047

Interest expenses	7,825	-	25,970	-
Total other expenses	7,825	-	25,970	-

Loss before extraordinary items	(56,827)	(23,047)	(1,715,876)	(23,047)

Extraordinary items - bargain purchase (Note 7)	-	-	55,837	-

Net loss	$(56,827)	$-	$(1,660,039)	$(23,047)

Net loss per share	(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average shares	2,635,776,349	1,390,481,005	2,611,090,182	1,390,481,005

The accompanying notes to financial statements are integral part of these financial statements.

VERACITY MANAGEMENT GLOBAL, INC.
(Formerly Known as Secured Financial Data, Inc.)
Consolidated Statements of Cash Flows Back to Table of Contents
(Unaudited)

		From
		December 31, 2005
	Six months Ended	(Inception) to
	December 31, 2006	December 31, 2005
Cash flows from operating activities:
Net loss	$(1,660,039)	$(23,047)
Adjustments to reconcile net loss
to net cash used in operating activities:
Stock issued for services	1,345,904	-
Amortization of beneficial conversion feature	16,798	-
Extraordinary items	(55,837)	-
Depreciation expense	1,097	-
(Increase) decrease
Accounts receivable	(127,871)	-
Prepaid expenses	(32,500)	-
Accounts payable and accrued expenses	61,246	23,047
Deferred revenue	92,000	-
Purchased entities	81,654	-
Net cash used in operating activities	(277,548)	-

Cash flows from financing activities:
Proceeds from notes payable	75,000	-
Proceeds from sale of common stock	319,000	-
Principal payments on notes payable	(40,000)	-
Net cash provided by financing activities	354,000	-

Net increase in cash	76,452	-
Cash - beginning of period	47,750	-
Cash - end of period	$124,202	$-

The accompanying notes to financial statements are integral part of these financial statements.

VERACITY MANAGEMENT GLOBAL, INC.
(Formerly Known as Secured Financial Data, Inc.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Back to Table of Contents
(Unaudited)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

Veracity Management Global, Inc. ("VMGG") was incorporated in Delaware on April 7, 2000 under the name Intertech Corporation. In 2000-2001, VMGG issued shares of its common stock pursuant to a public offering. VMGG was a "blank check" company seeking to raise capital to make acquisitions. It ceased operations in 2002. Later in 2002, we changed our name to Kirshner International, Inc., and in 2006 to Veracity Management Global, Inc. VMGG was inactive from 2002 through 2005. A merger effective July 1, 2006 consolidated VMGG, Veracity Management Group, Inc. (VMG) and Secured Financial Data, Inc. (SFD).

We are a high-technology consulting and professional service company as well a BellSouth Authorized Agent. Specializing in Business Continuity and Disaster Recovery Planning Processes and procedures created by Sarbanes-Oxley and other recent government regulations; the company serves local and national businesses needing these technology solutions. VMGG also provides collocation of customers’ networks and telecom equipment.

Consolidation and Basis of Presentation

VMGG follows accounting principles generally accepted in the United States of America. Certain prior period amounts have been reclassified to conform to the December 31, 2006 presentation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim periods presented have been reflected herein. The consolidated financial statements include the accounts of Veracity Management Global, Inc, Secured Financial Data, Inc and Veracity Management Group, Inc. Any inter-company transactions are eliminated in consolidation.

As more fully described in Note 7, The historical information presented in the consolidated financial statements is that of SFD as the surviving Company from an accounting perspective. The determination of SFD as accounting acquirer was based on the retention of control by its shareholders after the merger, and that SFD’s management became the management of the combined entity. The merger between SFD and VMGG was deemed to be a recapitalization, as SFD was not considered a business as defined by EITF 98-3, and VMGG was a shell company. Accordingly, the balances of SFD and VMGG were consolidated at their respective historical costs. The merger between these two companies and VMG was determined to be a purchase business combination, accordingly the balances of VMG were consolidated on July 1, 2006 at their fair market values, and an extraordinary gain was recognized for the excess of net assets acquired over the purchase cost.

Revenue Recognition

Revenue is recognized when it is realized or realizable and earned. VMGG considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, services have been provided, and collectibility is reasonably assured. Revenue that is billed in advance such as recurring weekly or monthly services are initially deferred and recognized as revenue over the period the services are provided.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We believe our critical estimates are depreciation rates, calculation of impairments, reserves established for receivables, income taxes and contingencies.

Property and Equipment

Property and Equipment is stated at cost less accumulated depreciation and amortization. Depreciation of equipment and furniture and fixtures is computed using the straight-line method over the related estimated useful lives of the assets, ranging from two to five years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates. No adjustments have been made in the current period.

Cash and Cash Equivalents

For purposes of the statement of cash flows, VMGG considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

VMGG accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax expense or benefits for the period ending December 31, 2006.

Stock-based Compensation

VMGG accounts for stock-based employee compensation arrangements using the fair value method in accordance with the provisions of Statement of Financial Accounting Standards no.123(R), Share-Based Payments, and Staff Accounting Bulletin No. 107, Share-Based Payments. VMGG accounts for the stock options issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments with Variable Terms That Are Issued for Consideration other Than Employee Services Under FASB Statement no. 123. The fair value of stock options and warrants granted to employees and non-employees is determined using the Black-Scholes option pricing model. VMGG has adopted SFAS 123(R) and applied it in the period presented.

Credit Risk and Concentrations

VMGG does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customer’s financial conditions. VMGG determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and VMGG’s previous loss history. VMGG provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of December 31, 2006 and June 30, 2006, VMGG has determined that no allowance for doubtful accounts is required. VMGG had one client that accounted for 56.7% of its revenue for the six-month period ended December 31, 2006.

Loss per Common Share

Basic and diluted net loss per share calculations are calculated on the basis of the weighted average number of common shares outstanding during the year. The per share amounts include the dilutive effect of common stock equivalents in years with net income. Basic and diluted loss per share is the same due to the absence of common stock equivalents.

Recent Accounting Pronouncements

VMGG does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

NOTE 2- GOING CONCERN

VMGG’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business for the foreseeable future. Since inception, VMGG has accumulated losses aggregating to $ 3,490,173 and has insufficient working capital to meet operating needs for the next twelve months as of December 31, 2006, all of which raise substantial doubt about VMGG’s ability to continue as a going concern.

NOTE 3 – COMMON STOCK TRANSACTIONS

During the six-month period ended December 31, 2006, VMGG sold 32.4 Units representing 47,304,000 shares and 23,652,000 warrants under a private placement memorandum dated September 1, 2006 and amended September 27, 2006 for $319,000.

During the six month period ending December 31, 2006, 874,935,218 shares were issued for services valued at $1,345,904 which is the fair market value of the stock issued on the measurement date based upon the closing quoted market price.

NOTE 4 – CONVERTIBLE NOTES PAYABLE-STOCKHOLDERS

On various dates, two stockholders lent VMGG $200,000, evidenced by promissory notes bearing an interest rate of 7.5% and due on January 26, 2008. In addition the notes are convertible to common stock at any time at $0.007 cents per share, or 29,200,000 shares. In addition 14,600,000 Warrants have been granted at $ 0.01 exercisable for 48 months from the date of the notes.

As a result, we have determined that the conversion feature of the notes and warrants issued are not derivative instruments pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Under the provisions of FTIF Issue 98-5, VMGG estimated the fair value of the beneficial conversion feature at the issuance of the notes using the Black-Scholes option pricing model at $ 59,126. Those amounts are amortized over the life of the notes. The amount amortized in the period ended December 31, 2006 was $16,798, the total remaining discount at December 31, 2006 is $24,127.

Given the current lack of liquidity of VMGG, the balance of the notes payable are considered as current liabilities even though no payments are due until January 2008.

NOTE 5 – INCOME TAXES

Deferred taxes relating to the tax benefit of VMGG’s net operating loss was offset by a valuation allowance due to the uncertainty of profitable operations in the future. Also, VMGG was previously an LLC and as a result no loss carryfowards to offset taxable income in future periods.

NOTE 6- STOCK BASED COMPENSATION

We granted warrants to purchase the common stock of SFD, a subsidiary as part of the private placement memorandum discussed in Note 3 above. In addition it granted warrants as part of the convertible notes payable to stockholders as described in Note 4 above.

	Warrants	Weighted Average
	Issued *	Exercise Price
Balance as of July 1, 2004	0	N/A
Granted	0
Forfeited	0
Exercised	0
Balance as of June 30, 2005	0

Granted	37,777,500	$0.01
Forfeited	0
Exercised	0
Balance as of June 30, 2006	37,777,500	$0.01

Granted	23,287,000	$0.01
Forfeited	0
Exercised	0
Balance as of December 31, 2006	58,874,500	$0.01

* Adjusted to reflect the merger agreement of July 1, 2006
The fair value of the warrants issued through December 31, 2006 was $3,191,682.

NOTE 7- BUSINESS COMBINATION

On July 1, 2006, Veracity Management Global, Inc, (VMGG) merged with Veracity Management Group, Inc. (VMG) and Secured Financial Data, Inc. (SFD). Pursuant to a Share Exchange Agreement, VMGG issued 1,648,561,738 shares of common stock in exchange for all the outstanding common stock of VMG (258,080,733 shares) and SFD (1,390,481,005).

For accounting purposes, the merger has been treated as a recapitalization of VMGG by SFD and a purchase of VMG by VMGG. Accordingly, the financial results presented for all periods prior to the merger date are those of SFD, as the former SFD shareholders have majority control of VMGG subsequent to the merger. VMG is a wholly owned subsidiary. SFD’s equity structure has been restated to adopt the equity structure of VMGG. (73 shares of VMGG for each share of VMG and SFD) As of the merger date, the financial statements include the combined operating results, assets and liabilities of VMGG, VMG and SFD. Since VMGG was inactive prior to the merger, it is not expected to constitute a significant part of the ongoing business of the combined company.

VMGG issued a total of 1,648,561,738 shares of common stock as a result of the above transactions. 258,080,733 shares were issued to the shareholders of VMG resulting in total assets and liabilities of $130,804 and $49,169, respectively, at July 1, 2006. 1,390,481,005 shares were issued to the shareholders of SFD resulting in total assets and liabilities of $62,418 and $204,102, respectively, at July 1, 2006. As a result of the recapitalization, SFD’s assets and liabilities are stated at historical cost. As a result of the business combination between VMGG and VMG, VMG’s assets and liabilities are stated at fair market value which approximates historical cost.

The purchase price paid for VMG was $25,810. This represented a discount to the book value of VMG of $55,827 which is reflected in the statement of operations as an extraordinary gain.

Since the above transactions took place on July 1, 2006 the first day of fiscal 2006, the financial results presented for the three and six month period ended December 31, 2006 would not differ had the transaction occurred at an earlier date.

The illustration below presents an un-audited pro-forma of the combined entities June 30, 2006 balance sheet and statement of operations presented as if the transaction had occurred on July 1, 2005. The un-audited pro forma financial statements reflect the historical cost of SFD (the accounting acquirer) and VMGG (which combination was determined to be a recapitalization) and VMG. The historical costs of VMG closely approximated fair value, and pro forma effects to include

Pro-Forma Balance Sheet
June 30, 2006
(Unaudited)

	SFD	VMG	VMGG	Pro-Forma Entries		Consolidated
Current Assets	52,984	130,804	7	-		183,795
				-
Property, Plant and Equipment	9,434	-	-	-		9,434
TOTAL ASSETS	62,418	130,804	7	-		193,229

Accounts Payable and Accrued Liabilities	55,027	31,194	-	-		86,221
Current Liabilities	55,027	31,194	-	-		86,221

Debt	149,075	17,965	-	-		167,040
TOTAL LIABILITIES	204,102	49,159	-	-		253,261

Common Stock	19,048	109,656	65,705	1,196,072	(a)	1,390,481
Additional Paid In Capital	276,703	-	3,073,718	(3,350,421)	(b)	-
Retained Earnings /(Deficit)	-	-	(2,729,661)	2,154,349	(c)	(575,312)
Equity	295,751	109,656	409,762	-		815,169
Net loss	(437,435)	(28,011)	(409,755)	-		(875,201)
TOTAL EQUITY	(141,684)	(81,645)	(7)	-		(60,032)

TOTAL LIABILITIES AND EQUITY	$(62,418)	$(130,804)	$(7)	-		$(193,229)

(a) To reflect the common stock VMG and VMGG after as a result of the business combination & recapitalization.
(b) To adjust APIC to zero as a result on entry a) & c).
(c) To adjust the total retained deficit for the effect of entry a) & b) and to remove the retained deficit of VMGG.

Pro-Forma Statement of Operations
For the twelve month period ended June 30, 2006
(Unaudited)

	SFD	VMG	VMGG	Pro-Forma Total
Revenues	$9,434	$1,390,711	$ -	$ 1,400,145

Cost of Sales	-	603,402	-	603,402

Expenses
Selling, General and Administrative	352,757	789,639	5	1,142,401
Shares issued for Services	79,950	-	409,750	489,700
Other Expenses	-	24,629	-	24,629
Depreciation	782	-	-	782
Total Expenses	433,489	814,268	409,755	1,657,512

Interest Expense	13,380	1,052	-	14,432
Net Income (Loss)	$ (437,435)	$ (28,011)	$ (409,755)	$ (875,201)

Earnings Per Share Calculation				$ (0.00)
Weighted Average Shares				1,390,481,005

Financial Statements for fiscal years ended June 30, 2006 and 2005.

Report of Independent Registered Accounting Firms Back to Table of Contents

To the Board of Directors
Veracity Management Global, Inc.
(formerly Kirshner International, Inc.)
Deerfield Beach, Florida

We have audited the accompanying balance sheets of Veracity Management Global, Inc. as of June 30, 2006 and 2005 and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of Veracity’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veracity as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the periods described in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Veracity will continue as a going concern.  As discussed in Note 3 to the financial statements, Veracity has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern.   Management’s plans regarding those matters also are described in Note 3.   The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Malone & Bailey, PC
Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas
January 9, 2007

VERACITY MANAGEMENT GLOBAL, INC.
(Formerly Known as Kirshner International, Inc.)
Balance Sheets Back to Table of Contents
June 30, 2006 and 2005

	2006	2005
Assets
Current assets:
Cash	$7	$12
Total current assets	7	12

Total assets	$7	$12
Liabilities and Stockholders' Equity

Total liabilities	$-	$-

Stockholders' equity:
Preferred stock, $0.001par value,
Authorized 5,000,000 shares: 0 shares issued and outstanding	-	-
Common stock, $0.001 par value, authorized 3,500,000,000 shares:
65,705,466 and 65,705,466 shares issued and outstanding	65,705	65,705
Additional paid-in capital	3,073,718	2,663,968
Accumulated deficit	(3,139,416)	(2,729,661)
Total stockholders' equity	7	12
Total liabilities and stockholders' equity	$7	$12

The accompanying notes to financial statements are integral part of these financial statements.

VERACITY MANAGEMENT GLOBAL, INC.
(Formerly Known as Kirshner International, Inc.)
Statements of Operations Back to Table of Contents
For the Years ended June 30, 2006 and 2005

	2006	2005
Expenses
General expenses	5	217,417
Compensation for services	409,750	1,850,815
Total expenses	409,755	2,068,232

Net income (loss)	$(409,755)	$(2,068,232)

EPS - basic and diluted	$(0.01)	$(0.06)

Weighted average shares outstanding	65,705,466	33,780,078

The accompanying notes to financial statements are integral part of these financial statements.

VERACITY MANAGEMENT GLOBAL, INC.
(Formerly Known as Kirshner International, Inc.)
Statement of Changes in Stockholders' Equity Back to Table of Contents
For the years ended June 30, 2006 and 2005

			Additional
	Common Stock, $0.001 par value		Paid-in	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance, June 30, 2004	27,395,000	$27,395	$633,605	$(661,429)	$(429)
Shares issued for cash	1,500,000	1,500	215,900	-	217,400
Shares issued for services	36,810,466	36,810	1,814,463	-	1,851,273
Net loss	-	-	-	(2,068,232)	(2,068,232)
Balance, June 30, 2005	65,705,466	65,705	2,663,968	(2,729,661)	12

Amortization of restricted shares	-	-	409,750	-	409,750
Net loss	-	-	-	(409,755)	(409,755)
Balance, June 30, 2006	65,705,466	$65,705	$3,073,718	$(3,139,416)	$7

The accompanying notes to financial statements are integral part of these financial statements.

VERACITY MANAGEMENT GLOBAL, INC.
(Formerly Known as Kirshner International, Inc.)
Statements of Cash Flows Back to Table of Contents
For the Years ended June 30, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net (loss)	$(409,755)	$(2,068,232)
Adjustments to reconcile net loss
to net cash used in operating activities:
Stock issued for services	409,750	1,850,815
Net cash used in operating activities	(5)	(217,417)

Cash flows from financing activities:
Proceeds from the sale of common stock	-	217,400
Net cash provided by financing activities	-	217,400

Net decrease in cash	(5)	(17)
Cash - beginning of period	12	29
Cash - end of period	$7	$12

Cash paid for:
Interest	-	-
Taxes	-	-

The accompanying notes to financial statements are integral part of these financial statements.

VERACITY MANAGEMENT GLOBAL, INC.
(Formerly Known as Kirshner International, Inc.)
NOTES TO FINANCIAL STATEMENTS Back to Table of Contents
June 30, 2006 and 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

Veracity Management Global, Inc. was incorporated in Delaware on April 7, 2000 under the name of Intertech Corporation. In 2000-2001, Veracity issued shares of its common stock pursuant to a public offering. Veracity was a "blank check" company seeking to raise capital to make acquisitions. It ceased operations in 2002. Later in 2002, it changed its name to Kirshner International, Inc., and in 2006 to Veracity Management Global, Inc.

Veracity was inactive from 2002 through 2005. Since 2005, it has devoted its activities to raising capital, and seeking to effect a merger or acquisition with a company that management believes to have significant growth potential.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates. No adjustments have been made in the current period.

Cash and Cash Equivalents

For purposes of the statement of cash flows, Veracity considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Veracity accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes.". Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax expense or benefits for the period ending June 30, 2006 and 2005.

Stock-based Compensation

Veracity accounts for stock-based employee compensation arrangements using the fair value method in accordance with the provisions of SFAS No. 123(R), Share-Based Payments, and Staff Accounting Bulletin No. 107, or SAB 107, Share-Based Payments. Veracity accounts for the stock options issued to non-employees in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments with Variable Terms That Are Issued for Consideration other Than Employee Services Under FASB Statement no. 123. The fair value of stock options and warrants granted to employees and non-employees is determined using the Black-Scholes option pricing model. Veracity has adopted SFAS 123(R) and applied it in the period presented.

Loss per Common Share

Basic and diluted net loss per share calculations are calculated on the basis of the weighted average number of common shares outstanding during the year. The per share amounts include the dilutive effect of common stock equivalents in years with net income. We had losses in 2006 and 2005, basic and diluted loss per share is the same due to the absence of common stock equivalents.

Recent Accounting Pronouncements

Veracity does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

NOTE 2 – COMMON STOCK TRANSACTIONS

Veracity issued 1,500,000 common shares for $217,400 as part of private financing agreement in February 2005.

During 2005, 33,810,466 common shares were issued for services resulting in $1,810,565 recognized as stock for services expense. These shares were valued using the closing market price at the applicable measurement date.

During June 2005, 3,000,000 restricted common shares were issued for services performed during June 2005 and to be performed through May 2006. Veracity recognized $409,750 and $40,250 in shares issued for services expense for the years ended June 30, 2006, and 2005, respectively.

NOTE 3 – GOING CONCERN

Veracity has operating losses and has minimal assets. These factors raise substantial doubt as to Veracity’s ability to continue as a going concern. Management’s plans regarding this uncertainty are to raise additional working capital and to seek potential merger candidates.

The accompanying financial statements have been prepared on a going concern basis which assumes continuity of operations and realization of assets and liabilities in the ordinary course of business and Veracity will be successful in an attempt to find merger candidates. The financial statements do not include any adjustments that might result if we were forced to dissolve.

NOTE 4 – INCOME TAXES

Veracity applies the liability method, where deferred taxes and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During fiscal 2006 and 2005, Veracity incurred net losses and, therefore, have no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $220,000 at June 30, 2006, and will expire in the years 2025 through 2026.

At June 30, 2006, deferred tax assets consisted of the following:

2006
Deferred tax assets
Net operating loss carryforward	$76,100
Valuation allowance	(76,100)
Net deferred tax asset	$-

NOTE 5 - SUBSEQUENT EVENT

On July 1, 2006, Veracity entered into a share exchange agreement with Veracity Management Group, Inc (VMG) and Secured Financial Data, Inc. (SFD) to exchange 2,257,021,150 of its common shares for 100 Shares of VMG and 19,047,685 common shares of SFD.

Financial Statements of Business Acquired - Veracity Management Group, Inc. Back to Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Back to Table of Contents

To the Board of Directors
Veracity Management Group, Inc.
Deerfield Beach, Florida

We have audited the accompanying balance sheets of Veracity Management Group, Inc. as of June 30, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of Veracity’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, financial statements referred to above present fairly, in all material respects, the financial position of Veracity as of June 30, 2006 and 2005, and the results of its operations and its cash flows for the periods described in conformity with accounting principles generally accepted in the United States of America.

/s/ Malone & Bailey, PC
Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas
January 9, 2007

VERACITY MANAGEMENT GROUP, INC.
Balance Sheets Back to Table of Contents
June 30, 2006 and 2005

	2006	2005
Assets
Current assets:
Cash	$84,573	$112,343
Accounts receivable	45,227	124,309
Other	1,004	-
Total current assets	130,804	236,652

Total assets	$130,804	$236,652
Liabilities and Stockholders' Equity

Liabilities:
Accounts payable and accrued expenses	$31,194	$76,575
Shareholder loan payable	17,965	-
Total liabilities	$49,159	$76,575

Stockholders' equity:
Common stock, $1.00 par value, 1,000 shares authorized
100 shares issued and outstanding	100	100
Retained earnings	81,545	159,977
Total stockholders' equity	81,645	160,077
Total liabilities and stockholders' equity	$130,804	$236,652

The accompanying notes to financial statements are integral part of these financial statements.

VERACITY MANAGEMENT GROUP, INC.
Statements of Operations Back to Table of Contents
Years ended June 30, 2006 and 2005

	2006	2005
Revenues	$1,390,711	$1,037,228

Costs of sales
Cost of services	603,402	668,230

Expenses
Selling, General and administrative	789,639	141,265
Other expenses	24,629	45,875
Total expenses	814,268	187,140

Interest expense	1,052	-

Net income (loss)	$(28,011)	$(181,858)

EPS - basic and diluted	(280.11)	(1,818,58)

Weighted average shares outstanding	100	100

The accompanying notes to financial statements are integral part of these financial statements.

VERACITY MANAGEMENT GROUP, INC.
Statements of Stockholders' Equity Back to Table of Contents
Years ended June 30, 2006 and 2005

			Additional
	Common Stock, $1.00 par value		Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total
Issuance of common stock	100	$100	$-	$-	$100
Shareholder distribution	-	-	-	(21,881)	(21,881)
Net income	-	-	-	181,858	181,858
Balance, June 30, 2005	100	100	-	159,977	160,077

Shareholder distribution	-	-	-	(50,421)	(50,421)
Net loss	-	-	-	(28,011)	(28,011)
Balance, December 31, 2004	100	$100	$-	$81,545	$81,645

The accompanying notes to financial statements are integral part of these financial statements.

VERACITY MANAGEMENT GROUP, INC.
Statements of Cash Flows Back to Table of Contents
Years ended June 30, 2006 and 2005

	2006	2005
Cash flows from operating activities:
Net income (loss)	$(28,011)	$181,858
Adjustments to reconcile net loss
to net cash used in operating activities:
Bad debt expense	-	24,600
Depreciation and amortization	-	-
(Increase) decrease in trade receivables	78,078	(148,909)
Increase (decrease) in accounts payable and accrued expenses	(45,381)	76,575
Net cash provided by (used in) operating activities	4,686	134,124

Cash flows from financing activities:
Proceeds from loans from stockholders	17,965	-
Proceeds from sale of common stock	-	100
Distribution to stockholders	(50,421)	(21,881)
Net cash provided by financing activities	(32,456)	(21,781)

Net increase (decrease) in cash	(27,770)	112,343
Cash - beginning of period	112,343	-
Cash - end of period	$84,573	$112,343

Cash paid for:
Interest	-	-
Taxes	-	-

The accompanying notes to financial statements are integral part of these financial statements.

VERACITY MANAGEMENT GROUP, INC.
NOTES TO FINANCIAL STATEMENTS Back to Table of Contents
June 30, 2006 and 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

Veracity Management Group, Inc. (VMG) was incorporated in Florida on July 2, 2004 and is a high-technology consulting and professional service company specializing in Business Continuity and Disaster Recovery Planning Processes and procedures created by Sarbanes-Oxley and other recent government regulations.

Revenue Recognition

Revenue is recognized when it is realized or realizable and earned. VMG considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, services have been provided, and collectability is reasonably assured.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We believe our critical estimates are depreciation rates, calculation of impairments, reserves established for receivables, income taxes and contingencies.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates. No adjustments have been made in the current period.

Credit Risk

VMG does not require collateral from its customers with respect to accounts receivable but performs periodic credit evaluations of such customer’s financial conditions. VMG determines any required allowance by considering a number of factors including lengths of time accounts receivable are past due and VMG’s previous loss history. VMG provides reserves for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. As of June 30, 2006 and 2005, VMG has determined that no allowance for doubtful accounts is required.

Cash and Cash Equivalents

For purposes of the statement of cash flows, VMG considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

VMG, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of VMG’s taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Loss per Common Share

Basic and diluted net loss per share calculations are calculated on the basis of the weighted average number of common shares outstanding during the year. The per share amounts include the dilutive effect of common stock equivalents in years with net income. Basic and diluted loss per share is the same due to the absence of common stock equivalents.

Recent Accounting Pronouncements

VMG does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

NOTE 2 – NOTES PAYABLE-STOCKHOLDERS

The note payable of $17,965 as of June 30, 2006 is due upon demand from the Company’s shareholder. The note currently does not bear interest, however interest has been imputed in the financial statements.

NOTE 3 – PRO FORMA INCOME TAXES

Were VMG subject to income taxes, the following would represent the income tax expense (benefit) for 2006 and 2005:

	2006	2005
Income tax expense (benefit) at expected rates	(21,019)	46,517
Effect of expenses not deductible for taxes	$76,100	$7,658
Income tax expenses	$(11,215)	$54,175

NOTE 4 - SUBSEQUENT EVENT

On July 1, 2006, VMG entered into a share exchange agreement with Veracity Management Global, Inc (VMGG) (formerly known as Kirshner International Inc) to exchange 100% of its shares for 258,080,733 Shares of VMGG.

Financial Statements of Business Acquired - Secured Financial Data, Inc. Back to Table of Contents

Report of Independent Registered Accounting Firms Back to Table of Contents

To the Board of Directors
Secured Financial Data, Inc.
(A Development Stage Company)
Deerfield Beach, Florida

We have audited the accompanying balance sheet of Secured Financial Data, Inc. as of June 30, 2006 and the related statements of operations, stockholders’ deficit and cash flows for the period from inception (December 2, 2005) to June 30, 2006. These financial statements are the responsibility of Secured Financial Data’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Secured Financial Data as of June 30, 2006, and the results of its operations and its cash flows for the period described in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Secured Financial Data will continue as a going concern.  As discussed in Note 3 to the financial statements, Secured Financial Data has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern.  Management’s plans regarding those matters also are described in Note 3.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Malone & Bailey, PC
Malone & Bailey, PC
www.malone-bailey.com
Houston, Texas
January 9, 2007

SECURED FINANCIAL DATA, INC.
(A Development Stage Company)
Balance Sheets Back to Table of Contents
June 30, 2006

Assets
Current assets:
Cash	$47,750
Accounts receivable	5,234
Total current assets	52,984

Property and equipment, net of accumulated depreciation of $782	9,435
Total assets	$62,419
Liabilities and Stockholders' Deficit

Current liabilities:
Accounts payable and accrued expenses	$55,028
Total current liabilities	55,028

Long-term liabilities
Notes payable - stockholder, less debt discount of $40,924	149,075
Total liabilities	204,103

Stockholders' deficit:
Common stock, $0.001 par value, 20,000,000 shares authorized
19,047,685 shares issued and outstanding	19,048
Additional paid-in capital	276,703
Accumulated deficit during development stage	(437,435)
Total stockholders' deficit	(141,684)
Total liabilities and stockholders' deficit	$62,419

The accompanying notes to financial statements are integral part of these financial statements.

SECURED FINANCIAL DATA, INC.
(A Development Stage Company)
Statement of Operations Back to Table of Contents
For the Period from Inception (December 2, 2005) through June 30, 2006

Revenues	$9,434

Expenses
Administrative expenses	16,252
General expenses	307,013
Selling expenses	29,492
Shares issued for services	79,950
Depreciation	782
Total expenses	433,489

Other income	-

Total other income	-

Interest expense	13,380

Total other expenses	13,380

Net loss	$(437,435)

EPS - basic and diluted	(0.02)

Weighted average shares outstanding	18,710,185

The accompanying notes to financial statements are integral part of these financial statements.

SECURED FINANCIAL DATA, INC.
(A Development Stage Company)
Statement of Changes in Stockholders' Deficit Back to Table of Contents
For the Period from Inception (December 2, 2005) through June 30, 2006

			Additional
	Common Stock, $0.001 par value		Paid-in	Retained
	Shares	Amount	Capital	Earnings	Total
Shares issued at inception	18,642,685	$18,643	$48,346	$-	$66,989
Shares issued for cash	200,000	200	99,800	-	100,000
Effect of beneficial conversion feature	-	-	48,812	-	48,812
Shares issued for services	205,000	205	79,745	-	79,950
Net loss	-	-	-	(437,435)	(437,435)
Balance, June 30, 2006	19,047,685	$19,048	$276,703	$(437,435)	$(141,684)

The accompanying notes to financial statements are integral part of these financial statements.

SECURED FINANCIAL DATA, INC.
(A Development Stage Company)
Statement of Cash Flows Back to Table of Contents
For the Period from Inception (December 2, 2005) through June 30, 2006

Cash flows from operating activities:
Net loss	$(437,435)
Adjustments to reconcile net loss
to net cash used in operating activities:
Beneficial conversion feature	7,886
Shares issued for services	79,950
Depreciation and amortization	782
Increase in trade receivables	(5,234)
Increase in accounts payable and accrued expenses	55,028
Net cash used in operating activities	(299,023)

Cash flows from investing activities:
Purchase of fixed assets	(10,217)
Cash flows used in investing activities	(10,217)

Cash flows from financing activities:
Proceeds from loans from stockholders	200,000
Repayments of loans from shareholders	(10,000)
Proceeds from sale of common stock	166,990
Net cash provided by financing activities	356,990

Net increase in cash	47,750
Cash - beginning of period	-
Cash - end of period	$47,750

Cash paid for:
Interest	-
Taxes	-

The accompanying notes to financial statements are integral part of these financial statements.

Secured Financial Data, Inc.
(A Development Stage Company)
Notes to Financial Statements Back to Table of Contents
June 30, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

Secured Financial Data, Inc. (SFD) was incorporated in Florida on December 2, 2005 and is a high-technology consulting and professional service company as well as a Bellsouth Agent. SFD specializes in Business Continuity and Disaster Recovery Planning Processes and procedures created by Sarbanes-Oxley and other recent government regulations. SFD also provides collocation of customers’ networks and telecom equipment.

Basis of Presentation

SFD’s activities to date have substantially consisted of raising capital and seeking a merger or acquisition. Accordingly, SFD is considered to be in the development stage, as defined in Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.

Revenue Recognition

Revenue is recognized when it is realized or realizable and earned. SFD considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, services have been provided, and collectibailty is reasonable assured.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and Equipment is stated at cost less accumulated depreciation and amortization. Depreciation of equipment and furniture and fixtures is computed using the straight-line method over the related estimated useful lives of the assets, ranging from two to five years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful lives of the improvements or the terms of the related leases.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates.

Impairment of Long-Lived Assets

SFD adopted FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS 121 requires that impairment losses are to be recorded when long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount or fair value less cost to sell. There have been no material adjustments for impairments of long-lived assets.

Cash and Cash Equivalents

For purposes of the statement of cash flows, SFD considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

SFD accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standard No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There was no current or deferred income tax expense or benefits for the period ending June 30, 2006.

Loss per Common Share

Basic and diluted net loss per share calculations are calculated on the basis of the weighted average number of common shares outstanding during the year. The per share amounts include the dilutive effect of common stock equivalents in years with net income. We had losses in 2006, basic and diluted loss per share is the same due to the absence of common stock equivalents.

Recent Accounting Pronouncements

SFD does not expect the adoption of recently issued accounting pronouncements to have a significant impact on its results of operations, financial position or cash flow.

Stock-based Compensation

SFD accounts for stock-based employee compensation arrangements using the fair value method in accordance with the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payments, and Staff Accounting Bulletin 107, Share-Based Payments. SFD accounts for the stock options issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments with Variable Terms That Are Issued for Consideration other Than Employee Services Under FASB Statement No. 123. The fair value of stock options and warrants granted to employees and non-employees is determined using the Black-Scholes option pricing model. SFD has adopted SFAS 123(R) and applied it in the period presented.

NOTE 2 – COMMON STOCK TRANSACTIONS

During the year ended June 30, 2006, the following stock transactions took place:

- 18,642,685 of common shares were issued to the founders of SFD.

- SFD issued a private placement memorandum dated December 5, 2005, Amended July 1, 2006 offering to sell "units" in SFD up to the maximum offering price of $1,000,000. Units are defined as a $10,000 investment for 20,000 shares of common stock and 10,000 warrants to purchase common shares at $1.00 per share. The warrants have a stated life of five years. As of June 30, 2006 SFD has sold 200,000 shares and 100,000 warrants as part of this memorandum at a price of $0.50 per share.

- 205,000 shares were issued to non employees and resulted in the Companies recognition of $79,950 of shares for services expense. SFD estimated the fair value of these shares using relative fair value of the shares purchased as part of the private placement memorandum.

NOTE 3 – GOING CONCERN

SFD has operating losses and has minimal assets. These factors raise substantial doubt as to SFD’s ability to continue as a going concern. Management’s plans regarding this uncertainty is to raise additional working capital and to seek potential merger candidates.

The accompanying financial statements have been prepared on a going concern basis which assumes continuity of operations and realization of assets and liabilities in the ordinary course of business. The financial statements do not include any adjustments that might result if we were forced to dissolve.

NOTE 4 – NET LOSS PER SHARE

SFD computes net loss per share in accordance with SFAS No. 128 "Earnings per Share" and SEC Staff Accounting Bulletin No. 98. Under the provisions of SFAS No. 128 and SAB 98, basic net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the number of common and common equivalent shares outstanding during the period. Secured Financial Data had losses in 2006 and 2005. Basic and diluted loss per share is the same due to the absence of common stock equivalents.

NOTE 5 – NOTES PAYABLE-STOCKHOLDERS

On various dates throughout 2006, 2 stockholders lent SFD a total of $200,000, evidenced by unsecured promissory notes bearing an interest rate of 7.5% and due on January 26, 2008. Interest of $5,134 has been accrued on the notes. In addition the notes are convertible to common stock at any time at a conversion rate of $0.50 cents per share. Warrants have been granted at $ 1.00 per share and one Warrant was granted per each dollar owed on the note exercisable for 48 months from the date of the notes.

As a result, we have determined that the conversion feature of the notes and warrants issued are not derivative instruments pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Under the provisions of FTIF Issue 98-5, SFD estimated the fair value of the beneficial conversion feature at the issuance of the notes using the Black Scholes option pricing model at $ 48,812. Those amounts are amortized over the life of the notes. The amount amortized in the period ended June 30, 2006 was $ 7,888.

NOTE 6 – INCOME TAXES

SFD applies the liability method, where deferred taxes and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During fiscal 2006 SFD incurred net losses and, therefore, have no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $350,000 at June 30, 2006, and will expire in the years 2025 through 2026.

At June 30, 2006, deferred tax assets consisted of the following:

2006
Deferred tax assets
Net operating loss carryforward	$122,500
Valuation allowance	(122,500)
Net deferred tax asset	$-

NOTE 7 - SUBSEQUENT EVENT

On July 1, 2006 SFD entered into a share exchange agreement with Veracity Management Global, Inc (VMGG) (formerly known as Kirshner International, Inc.) to exchange 100% of its shares for 1,390,481,005 shares of common stock of VMGG

PART III

ITEM 1. INDEX TO EXHIBITS Back to Table of Contents

Exhibit No.	Description
3(i)	Articles of Incorporation, as amended
3(ii)	Bylaws
10(i)	Share Exchange Agreement between the Registrant and Veracity Management Group, Inc.
10(ii)	Share Exchange Agreement between the Registrant and Secure Financial Data, Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2007

Veracity Management Global, Inc.
By: Michael Rideman, CEO and Co-Chairman
/s/ Michael Rideman

Veracity Management Global, Inc.
By: Dr. Ronald L. Rideman, Vice President and Co-Chairman
/s/ Dr. Ronald L. Rideman